SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Annual Report - 2003
Embratel Participações S.A.

Dear Shareholders:

Pursuant to legal and statutory provisions, the Management of Embratel Participações S.A. (Embrapar) herewith submits for your consideration the Management Report and Consolidated Financial Statements for the year ended December 31, 2003, accompanied by the related Report of Independent Accountants.

1 - Introduction

Embratel Participações S.A. is the holding company of Empresa Brasileira de Telecomunicações S.A. - Embratel, the premium telecommunications company in Brazil, offering a vast array of advanced telecommunications services through its state-of-the-art network. Embratel is the Brazilian leader in data and Internet services and is now strategically positioned to become the only local telephone service provider with nation-wide coverage. The main investment of Embratel Participações is its equity stake in Embratel and, therefore, its consolidated performance essentially represents Embratel’s operating performance, which will be commented further on in this report.

Embratel Participações is in turn controlled by WorldCom, Inc. (MCI), a U.S. company that purchased it in the July 1998 privatization auction.

Embratel Participações SA

Shareholders	Ordinary	%	Preferred	%	Total	%

Startel Participações Ltda	62,054,576,448	49.9%	0	0.0%	62,054,576,448	18.6%
New Startel Participações Ltda	2,350,574,677	1.9%	0	0.0%	2,350,574,677	0.7%
PREVI - Caixa Prev. Func. Banco do Brasil	6,722,609,333	5.4%	6,633,362,644	3.2%	13,355,971,977	4.0%
Treasury Stock	0	0.0%	979,963,905	0.5%	979,963,905	0.3%
Other	53,241,270,074	42.8%	203,396,634,416	96.8%	256,637,904,490	76.7%

Total	124,369,030,532	100.0%	210,029,997,060	100.0%	334,399,027,592	100.0%

% by type of shares	37.2%		62.8%		100.0%

					Date: Dec. 31, 2003

Embratel SA

Shareholders	Ordinary	%

Startel Participações Ltda	4,665,874,844	98.8%
Other	57,969,003	1.2%

Total	4,723,843,847	100.0%

	Date: Dec. 31, 2003

Embrapar’s common and preferred shares of capital stock are traded on the São Paulo Stock Exchange (BOVESPA). Furthermore, the Company has a level II ADR program representing preferred shares of capital stock traded on the New York Stock Exchange (NYSE).

2 – Macroeconomic Context and Business Lines

Economic Situation

The year 2003 was noteworthy for the pickup in global economic activity, especially at year-end. The key word overall for Latin America in 2003, however, was stabilization. The region benefited from greater expectations for growth and less aversion to risk, fostering enhanced supply of financial resources for the area as a whole. The favorable external scenario, coupled with the success obtained as regards structural reforms, contributed to enhancing Brazil’s economic fundamentals. This resulted in a drop in the country risk, exchange rate stabilization and a decline in interest rates. Progress made on reforms and maintenance of a stable and predictable regulatory environment are crucial for the nation to return to sustainable economic growth.

From the specific standpoint of Embratel’s business lines, the macroeconomic variables that most affected them were the sluggish growth of the Brazilian economy and the appreciation of the nation’s currency.

Telecommunications Sector

The Brazilian telecommunications, which is regulated by the National Telecommunications Agency - Anatel, continued on its evolutionary trajectory. The principal highlight was the definition of the rules for new concession contracts that will take effect as from the year 2006. The Brazilian government issued a Presidential Decree laying down the policies for the telecommunications industry, reaffirming its commitment to fostering competition, mainly in the local fixed telephone sector (STFC – Switched Fixed Telephone Service). Embratel declared its intention to renew its contract and rated as positive both the concession rules and the Presidential Decree, as detailed below:

  cost of interconnection for 2006 and 2007 will be limited to a proportion of the tariff to the consumer per minute of local voice services and from 2008 onwards will be based on a long-run cost model;
  unbundling is mandatory and pricing for parts of the network will be based on costs – proceedings have already commenced in the arbitrage committee;
  clear obligation to foster co-billing on terms of equal treatment under the law – proceedings have already commenced in the arbitrage committee;
  introduction of regulations that guarantee effective segregation of local and domestic long-distance accounting records;
  introduction of the General Competition Plan, with rules that will improve competition in the local STFC market.

In addition, Anatel initiated a process of public consultations aimed at reducing the number of local areas in Brazil, from the current 7,500 to 5,400 areas. Embratel will benefit from this reduction, since in essence non-profitable revenues will be eliminated given the combination of the basic tariff plan and interconnection tariffs for these areas.

The year was also noteworthy for the beginning of the possibility of customers choosing their long-distance service provider on outbound long-distance calls from Personal Mobile Service (SMP) operators as from July 6, 2003. This enabled Embratel to participate in the healthy growth in mobile phone calls. The success achieved by the Company in this market reflects the power and recognition of Embratel brand.

The number of fixed telephone lines in service in Brazil held steady in 2003, rising just slightly from 38.8 million in 2002 to 39.2 million in 2003. The number of cellular lines in service, however, shot up markedly, jumping from 34.9 million to 46.4 million in the same period.

On November 12, 2003, MCI announced its intention to sell its stake in Embratel Participações S.A.. This divestiture process, however, did not in any manner alter continuity of the performance of the high quality services provided by Embrapar/Embratel for Brazilian society. Embratel maintained its focus on sustained improvement in its operating and financial results, as demonstrated in recent quarters.

Data Segment

Embratel is the leader in the Brazilian data transmission market. What sets it apart from the pack of competitors is the broad range of the services it provides, its ability to combine them to meet customer needs, the experience of its seasoned workforce, its sales team, nation-wide coverage and the extension and quality of its network. Embratel’s data services include dedicated lines at several speeds, including high-speed lines to other telecommunications services, several technologies for switched data transmission, satellite data transmission and various Internet products tailored for the corporate segment.

Its network with national and international coverage, allows these services to be provided in an integrated manner in many regions of Brazil, serving customers whose needs go beyond that of their city, state or region. Embratel is the principal Brazilian provider of high-speed data and Internet services.

Embratel has been selectively constructing metropolitan copper networks known as ADE (Embratel Digital Access). These networks, in addition to reaching customers who previously accessed us via radio or private data networks belonging to other operators, enable us to serve new customers through our own network, including the small and medium-sized business market. This initiative, aimed at replacing the purchase of new radios and network rentals from third parties, generated savings of over R$ 30 million for Embratel in 2003. Embratel has already built ADE networks in more than 150 cities, including medium-sized cities and suburbs located near the nation’s principal metropolitan regions.

The market for Company-provided data services in 2003 posted healthy growth in demand for capacity and new services. Measured in equivalent 2Mbits, the number of circuits supplied by the Company rose 39% in 2003 over the previous year.

The increase in the installed circuit base was the result of new services and the growth in bandwidth capacity for already existing customers. This reflects the fact that Embratel holds a steady position in the data market and is well prepared to benefit from economic recovery. Data revenues were impacted by termination of the service contract with Internet provider UOL, a general drop in prices and the weak performance of independent Internet providers.

Ever since it was privatized, Embratel has been achieving high levels of diversification on its revenues from data services and increasing its base of value added services. Moreover, the Company has diversified its customer base in recent years, adding to its customers base a constantly increasing number of small and medium-sized clients. This has been the result of a coordinated strategy, involving efforts in the sales, product and access development.

The free Internet provider service Click 21™ was launched in the 3rd quarter of 2003 and has been very well received. This provider wound up the year with over 400 thousand users. The superior quality of Click 21™ was recognized by its users in a survey conducted by Acesso-Gratis.com (a free access research firm), which classified it as the best free Internet provider in Brazil in the 4th quarter of 2003. This initiative served to expand the portfolio of services offered to Embratel customers.

During the last quarter of 2003, Embratel contracted its first Next Generation Network – NGN). Services already began to be offered out of Porto Alegre in the 1st quarter of 2004, with subsequent expansion planned for Rio de Janeiro and São Paulo. NGN networks converge the carrying of voice, video, data and added value services in a single platform. The main targets of this investment are the SOHO (Small Office Home Office) and residential markets, which will allow Embratel to offer these services at competitive prices, thus competing more actively in the local services and broad band segments (ADSL – asymmetric digital subscriber lines).

Telephone Segment – Voice Services (Domestic and International Long-Distance)

Confirming its focus on profitable revenues, Embratel kept a high number of lines blocked (i.e. out of service) due to default and fraud. At the end of 2003, approximately 4 million lines were blocked, compared with 4.6 million the year before. 2003 was the first full year in which there was competition in the interregional and international long-distance markets on the part of local operators in Regions I and III, which contributed to the reduction in voice service revenues. On the other hand, a sharper drop had been expected with the entry of the Region II operator into these markets, a fact that did not materialize in 2003. Nonetheless, in the domestic long-distance market, average revenue per minute was 19.0% and 28.7% above the 2002 and 2001 averages, respectively. Efforts to manage calls and interrupt service for delinquent customers resulted in a healthier flow of revenues, demonstrating once again the Company’s ongoing focus on enhancing its profitability. Revenues from the main corporate segment voice services continued to rise steadily. As part of the strategy to substitute basic voice telephone revenues with service revenues that add value for its corporate clients, the Company increased its sales of VipPhone and Advanced Voice Services. Combined revenues from these two services increased by 19% in 2003. The number of VipPhone customers followed a growth path during the year.

In the residential and small business markets, Embratel stressed not just profitability but also revenues from recurrent customers. It offered and managed to increase the number of authorizations for automatic payment of its bills by 8% in 2003, enhancing its bill payment profile. Bill-paying over the Internet, a process that began in December 2001, also rose. Together, automatic bill and Internet payments account for some 26% of domestic long-distance basic voice revenues. The number of co-billing program bills corresponds each month to 35% of recurrent users. The 21 Advantages Club has also been used to retain customers and attract new ones and already features the main residential customers in its base.

In the international voice service market, Embratel has successfully kept its high-profitability customers by offering alternative plans that meet their needs. As to incoming traffic, Embratel has been skillfully working the carriers market in a segment manner as well, by offering quality and prices compatible with the needs of each customer.

Local Services

At the end of December 2003, over 2,200 customers had already become subscribers to Embratel’s local services. This is a completely new market for the Company and, already, it provides local services in 119 cities in 53 local areas (including all state capitals and cities near the nation’s main metropolitan regions). Embratel is the only local service provider that is present in every one of Brazil’s states, which means it is the only nation-wide local service operator. This allows Brazilian companies located in these cities to use a single fixed telecommunications service provider. Besides offering one single number throughout the country and competitive prices, the Company innovates by billings its calls per minute, thus being completely above-board about the phone service provided.

At first Embratel devoted its efforts to offering trunk lines to customers already hooked up to its network. Currently, through fiber optic, digital radio and copper cables, Embratel makes direct connections with over 37 thousand customers, providing voice and data services. At the end of 2003, the Vipline service had more than 2,200 thousand customers, compared with just a little over 300 customers at the close of 2002.

In December, Embratel Participações S.A. concluded its acquisition of Vésper, a move that will permit acceleration of its strategy of offering local services. Besides offering an option for corporate clients to chose their local telecommunications provider, this acquisition strengthens and expands Embratel’s strategy of offering local phone and broad band access to small businesses and the residential market. At present Vésper has 500 thousand customers and capacity to double its customer based without the need to make additional investments in its basic network.

3 - Services

Data and Internet Services – Embratel offers a vast array of dedicated and switched data services. In the switched data segment, we highlight the frame relay technology service family: Fastnet, E-Pack (customized data transmission solution for magnetic card transactions) and Atmnet (high-speed, geographical dispersion voice, video and multimedia transmission).

Embratel has an Internet services portfolio targeted for the corporate market, among which we emphasize: Business Hosting (website hosting service for companies that permits multimedia transmission in real time on the Internet); Business Security (Internet security services); Business Link Direct (private and dedicated Internet connection using the TCP/IP protocol); Business Link on Demand (private connection using the TCP/IP for highly seasonal traffic fluctuations); Business Link Flex (private connection using the TCP/IP protocol for creating Intranets and Extranets); Business Dial (remote dialed Internet access and dialed access to companies' Intranets); Business IP Sat (broadband Internet dialed access, via satellite with high-speed connection, in remote localities in the vast Brazilian hinterland) and Business Meeting (multi-point audio and video-conference service from Embratel).

Optional Telephone Plans – Embratel offers various alternative plans tailored to the most varied customer profiles. Among these we highlight the following: Sempre 21 (Always 21! - benefits customers calling during business hours), Unidos Via 21 (united via 21 - benefits clients calling recurrently 3 DDD locations), Planeta 21 (planet 21 - benefits customers making international calls as it provides simplified tariffs with volume discounts of up to 10%); and DDI 21 Econômico (economy direct 21 dialing - benefits customers placing international calls to four country groups on weekdays).

The Company also offers its prepaid and postpaid (easy access) cards throughout the country, benefiting those in transit and on trips, as well as students who want to control their spending.

VipNet Móvel – This solution, which stands for Mobile VipNet, allows Embratel’s corporate clients to enjoy the benefits of mobility. The Company launched this solution in partnership with mobile phone operators TIM and Claro. With VipNet Móvel, the cell phones of a company’s collaborators become part of its corporate-wide phone network (Voice VPN) provided by VipNet service and functions as an extension.

Billing and Collections – From January 2000 on, Embratel started billing directly for telephone services provided to customers. Since then, the Company has been implementing several systems and enhancing its infrastructure with a view to managing billing and collections in a context where customers choose long-distance operators on a per-call basis.

Maturation of the Company’s collection, billing and blocking projects has enhanced the collection process and, as a result, made it possible to reduce the allowance for doubtful accounts from 11.5% of gross revenues in 2001 to 6.6% in 2002 and 3.8% in 2003. This major improvement has been accompanied by a reduction in average collection period and decreasing the total amount of counts overdue more than 60 days. At the end of 2003, approximately 84% of net voice accounts receivable was represented by current amounts (calls not yet billed and/or calls billed but not yet due). In 2002, by sharp contrast, this amount did not exceed 68%.

In June, Embratel concluded and implemented the co-billing agreement with Brasil Telecom, besides those already signed in 2002 with CTBC, Telemar and Telefônica, and has been increasing the number of bills sent through local operators. This same mechanism is being adopted in conjunction with SMP operators.

Taxes, Fees and Contributions – In 2003 Embrapar set up a tax accrual of around R$2.2 billion, largely relating to Embratel S.A. Among these taxes, special mention should be made of state value-added tax on circulation of goods and services (ICMS), municipal service taxes (ISS), the social integration program (PIS) and social finance contribution (COFINS) and the provisory financial transactions contribution (CPMF), as well as other federal contributions such as FUST (Universalization Telecommunications Service Fund), FUNTTEL (Brazilian Telecom Technological Development Fund) and FISTEL (Telecom Inspection Fund).

Social Support Activities – In 2002 and 2003 the major projects supported by the Embratel 21 Institute – created in 2001 to develop and support cultural, educational, scientific, social and sports projects – were as follows: (i) the Multimedia Digital Library, benefiting 90 public libraries throughout the country by providing them with access to books in the National Library that have been put into digital format, as well as to videos generated in partnership with the National Library Foundation, the University of Brasília (UNB), University of São Paulo (USP), the Medical Educational Institute (Instituto EDUMED), Rio de Janeiro Pontifical Catholic University (PUC-Rio), the Pontifical Catholic University of Minas Gerais (PUC-Minas), UNESCO, the Advanced War College (ESG) and the Itaú Bank Cultural Institute (Instituto Itaú Cultural); (ii) Treasures of São Paulo, benefiting 67 public libraries in the city of São Paulo, providing them with access to books in the Mario de Andrade Library and in the Marquesa Mansion that have been put into digital format, as well as videos generated in partnership with the Mario de Andrade Library and São Paulo Cultural Center.

In terms of welfare projects, it supports the “getting along with HIV” (ConvHIVendo Project), which provides social and psychological assistance to HIV-positive children and teenagers, their families and health professionals; the Rio de Janeiro State Rehabilitation Association (Associação Fluminense de Reabilitação), which helps treat children with several physical and neurological pathologies; the Association of Relatives and Friends of People with Alzheimer’s Disease, Similar Diseases and the Dependent Elderly - Apaz); the Center for Pro-Cardiac Education and Research; and the Tamin Project in Tribute to Michelli de Moraes, the purpose of which is to detect children that do not get along with others due to problems, helping them to feel comfortable with society and themselves, striving to adapt and re-socialize them in a healthy and aesthetically pleasing manner to their social group in a qualitative manner and with personal dignity.

Embratel Network – at the end of 2003

Domestic Network

  The only company with a fully digital nationwide network;
  More than 28.8 thousand km of fiber optic cables with 1,069 thousand km of fiber;
  Installed transmission capacity of 260 Gbps.

Satellite Network

  Embratel pioneered in offering satellite services in Latin America;
  5 satellites in orbit (4 over Latin America and one over the U.S.A.);
  85 ground stations.

In 2003, Embratel subsidiary Star One consolidated its leadership in both the space segment as well as in broadband satellite solutions. This year Star One continues to be the nation’s leader in providing broad-band solutions via satellite by expanding the areas covered by satellites and therefore its customer base as well, both in terms of individual and corporate customers.

In the first half of 2003, Star One signed a contract to build and put into orbit a new company satellite Star One C1. Scheduled for launching in 2006, the new satellite will have 42 transponders operating in C and Ku bands. Star One C1 will supply high-speed multimedia Internet services for all of South America.

International Network

  Embratel’s International Network permits integration, also by fully optical means, of Brazil with all the countries with which we have traffic interest;
  Transmission is carried out through the submarine cable system: AMERICAS-1 (US), COLUMBUS-2 (Europe and Asia) and UNISUR (South America) and the submarine cable systems AMERICAS-2 (US), ATLANTIS-2 (Europe and Asia) and COLUMBUS 3 (Europe and US). Embratel’s international transmission capacity is 600,000 voice-equivalent circuits in 2003. These leading-edge technology systems operate through reciprocal restoration, thus providing higher reliability and quality in communications;
  Embratel’s international switching is 100% digital and allows more than 25 thousand simultaneous calls by telephone and advanced voice service;

Internet Network

  Latin America's largest Internet backbone with more than 35 Gbps at a domestic level;
  Presence at 460 spots and 27 routing centers;
  National coverage - 300 locations throughout the country;
  International backbone with optical fiber and satellite circuits for the US, Europe and Mercosur countries;
  International connections totaled over 5 Gbps;
  Performance Guarantee Program (Quality of Service – QoS / 99.7%).

Local Network

  Over 998 km of urban loops in major Brazilian cities;
  Over 37,100 customers connected by fiber optics and their own digital radios;
  354 ADE (Embratel Digital Access) in major cities in 25 Brazilian states (virtually all states in the nation), for a total of more than 2,000 kilometers of copper networks to serve corporate customers.

4 – Economic Performance - Consolidated Financial Results

Net Revenues – Embratel Participações closed 2003 with net revenues of R$ 7.0 billion, representing a 4.4% decrease in comparison with 2002. This reduction is a result of the high number of lines blocked, stiffening competition and the drop in prices on the data market. In the last two quarters of 2003, however, a reversal in the revenue-decline trend was noted. This reversal was brought on by the Company’s good performance in the local and long-distance markets via SMP.

Net Revenues per Service

R$ thousand	2003	2002	YoY%

Domestic Long Distance	4,051,721	4,356,796	-7.0%
International Long Distance	856,585	931,266	-8.0%
Voice	4,908,306	5,288,062	-7.2%

Data & Internet	1,658,908	1,756,507	-5.6%
Line rental to other carriers	97,236	75,932	28.1%
Data &. Internet	1.756,144	1,832,439	-4.2%

Other services	379,160	251,129	51.0%
Net Revenues	7,043,610	7,371,630	-4.4%

Data revenues – Revenues from data services, including Internet, dropped 4.2% in 2003 reaching R$1.8 billion. The decline in revenues for the year is explained by the end of services with the UOL Internet provider, generalized drops in prices and the weakening of the independent Internet provider market.

Domestic Long-Distance – Revenue from domestic long-distance services was R$4.1 billion, representing a 7% reduction in relation to the previous year. This was the first full year in which there was competition on the interregional market. Long-distance revenues reverted their downward trend starting in the 3rd quarter, impacted by the rise in tariffs and SMP traffic.

International Long-Distance – Revenues from international long-distance declined by 8% in 2003. This drop was basically due to less outgoing traffic.

Operating Income before Interest Expense – In 2003, Embratel posted operating income before financial expense of R$630 million in comparison to a R$ 311 million profit in 2001. This strong growth was caused by reducing expenses on doubtful accounts from R$ 627 million in 2002 to R$ 353 million in 2003, as well as cutting interconnection cost in relation to income.

Net Income – In 2003, Embratel posted net income of R$ 224 million, compared to a net loss of R$ 626 million the year before. This result reflects the Company’s operational improvement as well as appreciation of the Real against the U.S. Dollar.

Financial Situation – Embratel wound up the year with a cash position of R$ 1.7 billion. Total debt as of December 31, 2003 was R$ 4.6 billion. Approximately 54% of total indebtedness is either denominated in Reais or hedged against currency fluctuations. The Company concluded its financing program in March of 2003. Through this program Embratel achieved the following objectives: (1) reducing total Company debt; (2) eliminating the risk of refinancing in 2003; and (3) reducing the need for new financing in 2004. Further to its financial strategy of lengthening its debt profile and reduce the cost of its debt, Embratel issued notes in December to the tune of US$ 275 million, falling due in 2008.

5 - Compliance with Brazilian Securities Commission (CVM) Instruction No. 381

On January 14, 2002, the Brazilian Securities Commission (CVM) issued Instruction No. 381, which regulates disclosure, by Audited Entities, of information on provision, by the independent auditor, of services other than external audit.

Company procedure is to involve its Legal Department in advance in evaluating the purpose of the services to be provided by external auditors in addition to examining financial results, in order to conclude, in the light of applicable legislation, whether such services, by their nature, do not represent a conflict of interest or affect the independence and objectivity of independent accountants.

During the year ended December 31, 2003, the independent auditors who provide services for Embratel and its subsidiaries did not perform any services that were not linked with the external audit that would represent over five per cent (5%) of their annual fees.

6 – Investments

The Company invested R$ 489 million in 2003. Maximization of the use of existing assets allowed rationalization of investment outlays made during the year. Investments were segmented as follows: access and local infrastructure – 15.1%; data and Internet services – 26.2%; Star One – 25.8%; others 29.2% and network infrastructure – 3.7%.

As a consequence of Vesper’s acquisition, permanent asset showed an increase of R$58 million.

7 – Commitments to ANATEL

In 2003 the Company met all the quality goals set by Anatel. The Call Completion Rate remained over 65% on the average, while the Congestion Rate (CO) remained less than 5% on the average.

8 – Human Resources

Embratel ended 2003 with total number of 12,470 employees, of whom 6,731 work for the operator Embratel itself, 191 for Star One, 4,671 for BrasilCenter and 877 for Vésper.

In 2003, there was a slight reduction in the staff of BrasilCenter, a non-outsourced company responsible for handling Embratel’s customer service. At the end of the year BrasilCenter employees held 2,172 customer service positions.

Embratel is continuously renewing its labor force, adding new talents and adjusting the profile of its teams to market requirements. Embratel has been recognized as one of the 100 best companies to work for in all of Brazil, according to a survey conducted by the Great Place to Work Institute, through local business magazine Revista Exame. The survey results are proof positive of our commitment to constantly strive for improving our management policies and practices.

Embratel maintains a Quality of Life Program – Feliz da Vida (Happy to be Alive) which for the second year in a row has been awarded the National Quality of Life Prize, making special mention of Embratel as one of the companies highly conscious of the importance of employee well-being to the organization’s success.

9 – Acknowledgments

In concluding, we wish to extend our hear-felt thanks to our Shareholders, Customers, Governments, Suppliers and Financial Institutions for the support they have unswervingly given us and the trust they have placed in us. Above all, we express our tremendous gratitude to our collaborators for their untiring dedication and dedicated performance.

The Management

Rio de Janeiro, March 17th., 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.